

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 28, 2011

Mr. Miles S. Nadal
Chief Executive Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario
Canada M5R 2E3

>   **Re: MDC Partners, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 10, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **File No. 1-13178**

Dear Mr. Nadal:

We have reviewed your response letter dated January 20, 2011 and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1.A. Risk Factors, page 6

We are a holding company…page 10

1. We note your response to comment two from our letter dated December 15, 2010. Please explain the restrictions placed on the transfer of cash from the subsidiaries to the parent company by the dividend surplus laws and the partnership agreements with the minority shareholders. Please clarify whether you have included these restrictions in your calculation of restricted net assets as of December 31, 2009.

Note 16. Segmented Information, page 79

2. We note your response to comment nine from our letter dated December 15, 2010. It is unclear to us why your change in the way management analyzes the business impacted your reportable segments for the fiscal year ended December 31, 2009. In this regard, we note that you continue to identify each operating subsidiary as an operating segment. Explain to us in more detail the factors that changed your determination of whether your operating segments met the aggregation criteria discussed in ASC 280-10-50-11. Please provide us with your analysis demonstrating that the aggregated segments had similar economic characteristic and how this analysis differed from the prior year.

Note 18. Commitments, Contingencies, and Guarantees, page 85

3. We note your response to comment 10 from our letter dated December 15, 2010, in which you state that you recorded an adjustment of $4.2 million in error. Please describe for us in more detail the nature of this error and the impact that its correction would have on your financial statements.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-2210 or Robert F. Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director